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Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Daniel Morris
               Attorney Advisor
               Mail Stop 3561

                      Re:    SEACOR HOLDINGS INC.
                             DEFINITIVE 14A
                             FILED APRIL 13, 2007
                             FILE NO. 001-12289

Dear Mr. Morris:

This letter is written on behalf of our client, SEACOR Holdings Inc. (the "Company"), in response to comments of the Staff of the Securities Exchange Commission (the "Staff") set forth in a letter to the Company dated December 10, 2007. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff's comment letter and we have repeated the Staff's comments in bold text preceding our responses. As used in this letter, (i) "Proxy Statement" refers to the definitive proxy statement filed by the Company with the Securities and Exchange Commission (the "Commission") on Schedule 14A on April 13, 2007, in connection with the Company's 2007 Annual Meeting of Stockholders, (ii) the "Staff's Initial Comment Letter" refers to the Staff's letter to the Company dated August 21, 2007, and
(iii) the "Company's Initial Response Letter" refers to the letter from the Company to the Staff dated September 21, 2007.

Definitive Proxy Statement Filed on Schedule 14A
------------------------------------------------

      1. WHILE WE NOTE YOUR RESPONSE TO PRIOR COMMENT 4, YOUR RESPONSE DOES NOT MENTION STOCK AWARDS. PLEASE CONFIRM THAT YOU WILL DISCLOSE THE AGGREGATE NUMBER OF STOCK AWARDS, IF ANY, OUTSTANDING AT FISCAL YEAR END.

      The Company confirms that it will comply with this comment in future filings by disclosing the aggregate number of stock awards (in addition to

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Securities and Exchange Commission
January 8, 2008
Page 2



      options awards) outstanding at fiscal year end. The Company inadvertently omitted reference to stock awards in its Initial Response.

      2. WE ACKNOWLEDGE YOUR SUPPLEMENTAL RESPONSES TO PRIOR COMMENTS 5 AND 6 WHICH INDICATE THAT THE COMPENSATION PAYABLE TO YOUR NAMED EXECUTIVE OFFICERS IS DETERMINED SUBJECTIVELY. HOWEVER, YOUR DISCLOSURE IN THE PROXY STATEMENT APPEARS TO SUGGEST THAT THE COMPENSATION OF YOUR NAMED EXECUTIVE OFFICERS IS LINKED TO CERTAIN FACTS AND CIRCUMSTANCES. YOU STATE, FOR INSTANCE, ON PAGE 22 THAT MR. FABRIKANT'S BONUS WAS TIED TO, AMONG OTHER FACTORS, "OVERALL RESULTS, THE RETURNS ON INVESTMENT GENERATED BY SEABULK AND ERA ACQUISITIONS, AND RETURNS FROM PRIOR YEARS' INVESTMENTS IN INLAND BARGES, DRYBULK SHIPPING AND OFFSHORE ASSETS." WHERE COMPENSATION DECISIONS ARE ROOTED IN SPECIFIC FACTS AND CIRCUMSTANCES, AND THUS NOT ENTIRELY SUBJECTIVE, PLEASE DESCRIBE WITH SPECIFICITY THE PARTICULAR ASPECTS OF THOSE FACTS AND CIRCUMSTANCES THAT WERE CONSIDERED BY THE COMMITTEE. FOR EXAMPLE, TO THE EXTENT THAT "OVERALL RESULTS" AFFECTED BONUS COMPENSATION, PLEASE DISCUSS THE COMMITTEE'S ASSESSMENT OF THOSE RESULTS AND DISCLOSE THE IMPACT OF THOSE RESULTS IN THE COMMITTEE'S DELIBERATIONS ON, AND FINAL DETERMINATIONS OF, COMPENSATION. SIMILARLY IN-DEPTH ANALYSIS SHOULD BE PROVIDED WITH RESPECT TO EACH OF THE RELEVANT FACTS AND CIRCUMSTANCES AFFECTING YOUR COMPENSATION DECISIONS. WITH THE ADDITIONAL GUIDANCE, WE RE-ISSUE PRIOR COMMENTS 5 AND 6.

      As a supplement to the Company's Initial Response Letter with respect to prior comments 5 and 6, the Company confirms that, where compensation decisions are rooted in specific facts and circumstances and thus not entirely subjective, the Company will undertake in future filings to describe with specificity the particular aspects of those facts and circumstances that were considered by the Compensation Committee.

      3. WHILE WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8, WE RE-ISSUE THE PRIOR COMMENT. PLEASE CONFIRM THAT YOUR FUTURE DISCLOSURE WILL PROVIDE A MORE DETAILED ANALYSIS OF HOW AND WHY THE COMPENSATION OF MR. FABRIKANT DIFFERS SO WIDELY FROM THAT OF THE OTHER NAMED EXECUTIVES. PLEASE ALSO CONFIRM THAT YOU WILL PROVIDE ANALYSIS ON AN INDIVIDUALIZED BASIS TO THE EXTENT THAT THE POLICIES OR DECISIONS RELATING TO MR. FABRIKANT ARE MATERIALLY DIFFERENT THAN THE OTHER OFFICERS.

Securities and Exchange Commission
January 8, 2008
Page 3



      As a supplement to the Company's Initial Response Letter with respect to prior comment 8, the Company confirms that its future disclosure will provide a more detailed analysis of how and why the compensation of Mr. Fabrikant differs so widely from that of the other named executives. The Company further confirms that it will provide analysis on an individualized basis to the extent that the policies or decisions relating to Mr. Fabrikant are materially different than those with respect to the other officers.

If the Staff has any questions regarding the foregoing responses, please call the undersigned at 212-310-8220.

                                                Sincerely,

                                                /s/ David E. Zeltner


cc: Charles Fabrikant, Chairman of the Board, President and Chief Executive Officer of SEACOR Holdings Inc.

      Paul Robinson, Senior Vice President, General Counsel and Secretary of SEACOR Holdings Inc.